[Regeneron Pharmaceuticals, Inc. Letterhead]

May 22, 2007

BY EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, D.C. 20549

RE:	Regeneron Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 000-19034

Dear Mr. Rosenberg:

We are in receipt of your letter dated May 10, 2007 to Leonard S. Schleifer, M.D., Ph.D., President and Chief Executive Officer of Regeneron Pharmaceuticals, Inc. regarding the above-referenced annual report on Form 10-K. We are in the process of finalizing a letter responding to your comments and will send it to you on or before May 31, 2007.

Sincerely,

/s/ Stuart Kolinski

Stuart Kolinski
Senior Vice President & General Counsel